MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

November 14, 2017

VIA EDGAR

Ms. Elizabeth Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: MainStay Funds Trust (File No. 333-160918 and File No. 811-22321) (the “Registrant”)

Dear Ms. Bentzinger:

This letter responds to comments that you provided telephonically on September 11, 2017 regarding the Registration Statement (SEC Accession No. 0001144204-17-038142) filed by the Registrant on July 25, 2017. Any capitalized term used in this response letter but not defined shall have the meaning given to such term in the Registration Statement.

Prospectus:

Comment 1:  Before going effective, please file the final fee table and example tables.

Response: The Registrant confirms that the correspondence filing was made via EDGAR on November November 1, 2017.

Comment 2:  Fees and Expenses of the Fund: Please define “the MainStay Funds” in the introduction to the fee table.

Response: The Registrant notes that “The MainStay Funds” is a registered trademark and has added disclosure in the Shareholder Guide to define this term.

Comment 3:   Fees and Expenses of the Fund: Please remove footnote 2 on the management breakpoint.

Response: The Registrant respectfully submits that the management breakpoint disclosure is necessary for shareholders’ understanding of the funds’ fee structure, but will consider removing this footnote for the next annual update cycle along with the other MainStay Funds.

Comment 4:  Fees and Expenses of the Fund: Please delete the following since there is no contractual waiver, as it may be confusing.

The Example reflects the contractual fee waiver and/or expense reimbursement arrangement, if applicable, for the current duration of the arrangement only.

Response: The Registrant respectfully submits that this is standard disclosure to make shareholders aware that any contractual fee waiver would only be reflected for the duration of the arrangement, whether or not a contractual waiver is in place currently. In this case, it is particularly applicable as there is a contractual waiver in place; however, the Registrant will consider removing this footnote, as applicable, for the next annual update cycle along with the other MainStay Funds.

Comment 5: Principal Investment Strategies: Please confirm that acquired fund fees and expenses are not expected to exceed 1bp, or if not, please note in fee table.

Response: The Registrant has noted the estimated acquired fund fees and expenses in the fee table.

Comment 6: Principal Investment Strategies: Please disclose the objective methodology used by Candriam to determine which markets may be considered to be emerging.

Response: Candriam has discretion to determine which countries are emerging markets, considering a variety of objective factors. These factors include the development of a country’s financial and capital markets, and whether the country is included in an index representative of emerging markets. The Registrant respectfully declines to make changes to this disclosure as Candriam’s considerations are adequately disclosed.

Comment 7: Principal Investment Strategies: Please explain what is a “conviction based portfolio”.

Response: ’Conviction-based’ refers to the combination of the highest conviction stock ideas in a balanced portfolio, diversified across countries and sectors.   These ‘conviction’ stocks are companies Candriam believes having strong fundamentals based on the results of their proprietary stock screening platform and supported by favorable trends and/or thematics.  The ‘conviction-based portfolio’ allows for the construction of a portfolio of around 100-120 stocks diversified across sectors, countries and themes, with sector, currency and country deviations being kept within predetermined limits relative to the index, whereas a ‘high conviction’ portfolio will likely show a higher concentration and more limited number of holdings.

Comment 8: Past Performance: Please provide supplementally the broad based index.

Response: The Registrant expects to use the MSCI Emerging Markets Index.

Comment 9: More About Investment Strategies and Risks: Please clarify which strategies and risks are principal or non-principal per Item 15(b).

Response: The Registrant notes that the strategies and risks disclosed on pp. 8-14 are principal, and starting on p. 14, additional non-principal strategies and risks are disclosed as such and listed.

Comment 10: More About Investment Strategies and Risks: Debt or Fixed-Income Securities: Please revise as the fund references only U.S. debt and does not reference junk bonds.

Response: The Registrant has deleted references to junk bonds, as requested; however, the Registrant believes that the remainder of the disclosure is an appropriate description of debt securities in general, and respectfully declines to make additional changes at this time.

Comment 11: More About Investment Strategies and Risks: Exchange-Traded Funds and Investments in Other Investment Companies: Please disclose in summary prospectus if the risk is principal and please disclose the layering of fees associated with investments in other funds and conflicts if a fund invests in affiliated funds.

Response: The Registrant has made the change as requested.

Comment 12: More About Investment Strategies and Risks: Global Depositary Receipts and European Depositary Receipts: Please disclose the these to the summary prospectus if principal.

Response: The Registrant has made the change as requested.

Comment 13: More About Investment Strategies and Risks: Swap Agreements: If the fund writes credit default swaps, please confirm supplementally that the fund will segregate the full notional amount.

Response: To the extent that the fund writes credit default swaps, the fund will segregate the full notional value of the swap to cover the obligation.

Comment 14: More About Investment Strategies and Risks: Geographic Focus Risk and Portfolio Management Risk: Please add these risks to the More About section as they are principal.

Response: The Registrant has made the change as requested.

Comment 15:  More About Investment Strategies and Risks: Investment Policies and Objectives: Please disclose that derivatives are counted on a marked-to-market basis for 80% test purposes.

Response: The Registrant has revised these sections as requested.

Comment 16: More About Investment Strategies and Risks: Investment Policies and Objectives: Please make the following change:

The Fund can invest its net assets in other investment companies, including ETFs, that invest in similar securities and count such holdings towards various guideline tests (such as the 80% test required under Rule 35d-1 under the 1940 Act).

Response: The Registrant has revised these sections as requested.

Comment 17: Shareholder Guide: Please confirm supplementally that all material information is included in this shareholder guide, including sales charge and waiver information.

Response: The Registrant so confirms.

Comment 18: Shareholder Guide: Class B Share Considerations: Please define “the MainStay Group of Funds” and “other Funds” in the first paragraph.

Response: The Registrant has revised this section to refer to “the MainStay Funds,” which is previously defined in the Shareholder Guide.

Comment 19: Shareholder Guide: Investment Minimums and Eligibility Requirements: Investor Class Shares: Please add the fund to the list excepted from the $1,000 minimum.

Response: The Registrant has revised this section as requested.

Comment 20:  Shareholder Guide: Purchases through Financial Intermediaries: Please note that all sales charge information must be provided in the prospectus; it may refer shareholders to the intermediary only for assistance, and not additional information.

Response: The Registrant notes that the disclosure is meant to communicate that shareholders may contact the financial intermediary regarding the availability of sales charge waivers as they are disclosed in the prospectus. The Registrant intended this disclosure to communicate that different financial intermediaries may have different sales charge waivers, as are disclosed in the prospectus, and that shareholders should directly communicate with their intermediary for assistance.

Comment 21:  Shareholder Guide: General Policies: Please disclose the number of days typical to payment when shares are sold. If it varies by payment type, please disclose.

Response: The Registrant notes that the number of days typical to payment by type of payment is disclosed in the chart: “Selling Shares – Individual Shareholders” previous to this section.

Comment 22:  Shareholder Guide: General Policies: Please clarify the following: “Call before 4:00 pm Eastern time to generally sell shares at the current day's NAV.”

Response: The Registrant has revised this section as requested.

Comment 23:  Shareholder Guide: Redemption-In-Kind: Please add detail regarding the following: whether the redemption-in-kind will be in pro-rata slices, whether the funds can redeem-in-kind with illiquid securities, and if so, disclose that shareholders bear illiquidity risk.

Response: The Registrant has revised this section as requested.

Comment 24:  Appendix A: Please note, this Appendix must be updated with each change or change of intermediary. Please also note, the fund is responsible for updating and disseminating the information.

Response: The Registrant is so advised, and respectfully notes that disclosure recommending that shareholders contact their financial intermediaries is intended in their best interest in case the fund has not been advised of the most current information regarding the shareholder/financial intermediary relationship.

Statement of Additional Information

Comment 25:  Front cover: Please clarify the “MainStay Funds” as a defined term as it may be confused with the registrant, “The MainStay Funds.”

Response: The Registrant respectfully refers to the response in Comment 2.

Comment 26:  Fundamental Investment Restrictions: Please disclose that the funds will look through to the underlying funds’ investments for determining concentration.

Response: The Registrant respectfully notes the following language in the section titled “Investments Practices, Instruments and Risks Common to Multiple Fund – Investment Companies”:

For purposes of determining compliance with a Fund’s policy on concentrating its investments in any one industry, the Funds generally do not look through investments in underlying investment companies for purposes of applying their concentration limitations, unless the underlying investment company itself has a policy to concentrate in a particular industry. In that case, the particular industry in which the underlying investment company invests would be counted for purposes of calculating the Fund's concentration limitation.

Part C

Comment 27: Please provide the subadvisory agreement with Candriam.

Response: The Registrant will attach the subadvisory agreement as an exhibit to the Rule 485(b) filing.

Comment 28: Please provide or confirm that the appropriate Code of Ethics for Candriam will be filed.

Response: The Registrant confirms that the Code of Ethics will be filed.

Please contact the undersigned at 201-685-6232 should you have any questions regarding this matter.

Sincerely,

/s/ Yi Chia Kuo

Yi Chia Kuo

Assistant Secretary

cc:	J. Kevin Gao
Thomas Bogle